Filed October 16, 2002

No. 70-9675

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3
to FORM U-1
APPLICATION/DECLARATION
UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Energy East Corporation

P.O. Box 12904, Albany, New York 12212-2904

(Name of company filing this statement and address of principal executive offices)

Robert E. Rude
Vice President and Controller
Energy East Corporation
P.O. Box 12904
Albany, New York 12212-2904

(Name and agent for service)

The Commission is requested to send copies of all notices, orders and communications to:

Frank Lee, Esq.
Huber Lawrence & Abell
605 Third Avenue
New York, New York 10158
Telephone: (212) 682-6200

          Energy East Corporation ("Energy East"), a New York corporation, is a registered holding company under Section 5 of the Public Utility Holding Company Act of 1935, as amended (the "Act"). On October 13, 2000, the Securities and Exchange Commission (the "SEC" or "Commission") issued an order authorizing (1) the designation of Energy East Management Corp. ("EE Management") as a subsidiary service company in accordance with the provisions of rule 88 under the Act; (2) the provision of intra-system administrative, management and support services by EE Management to the Energy East system companies; (3) the form of service agreements ("Service Agreements") that EE management proposes to enter into with each associate company; and (4) other related matters pertaining to Energy East and its subsidiaries.1

          On June 20, 2001, Energy East and RGS Energy Group, Inc. ("RGS") filed an Application/Declaration (the "Merger U-1 Application"), File No. 070-09901, seeking approvals relating to the combination of Energy East with RGS (the combination is referred to as the "Merger"). On June 27, 2002, the Commission issued its order authorizing the Merger2, and on June 28, 2002, Energy East and RGS completed the Merger. As described in the Merger U-1 Application, Energy East acquired the common shares of RGS for cash, Energy East common stock or a combination of cash and Energy East common stock. A more complete description of the acquisition of RGS is contained in the Merger U-1 Application, which description is hereby incorporated by reference herein.

          All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Service Company Order.

          In the Service Company Order, applicants received authority to delay, to a date no later than December 31, 2001 ("Transition Period"), the full implementation of all expected services to be provided by EE Management and/or the full implementation of required Service Agreements. The Transition Period was intended to accommodate Applicants' need to evaluate whether it would be economical and effective for EE Management to provide its associate companies with all of the services listed in the Service Agreements and whether additional services may also be provided by EE Management. EE Management was to complete its evaluation of the optimum structure for EE Management and prepare an implementation plan no later than December 31, 2001. At that time, EE Management was to submit revised Service Agreements to the Commission in accordance with the 60-day letter procedure described in the Application and the Service Company Order.

          In light of the pending Merger with RGS, a post-effective amendment was filed on November 14, 2001, seeking an extension of the Transition Period to a date no later than November 30, 2002. On December 21, 2001, the Commission issued a Supplemental Order granting the extension of the Transition Period to November 30, 2002. The extended Transition Period assumed that the Merger would be completed in the middle of the first quarter of 2002 and was extended to accommodate the Applicants' need to evaluate and complete its implementation plan so that RGS and its subsidiaries would be included and that the optimum

________________________
1Energy East Corp., et al., Holding Co. Act Release No. 35-27248 (Oct. 13, 2000) (the "Service Company Order").
2Energy East Corp., et al., Holding Co. Act Release No. 35-27546 (June 27, 2002) (the "Merger Order").

structure for EE Management would reflect the inclusion of RGS and its subsidiaries. As stated above, the Merger was completed on June 28, 2002, several months later than anticipated when the request was originally made to extend the Transition Period to November 30, 2002. In light of the recent completion of the Merger and the resulting integration activities that could affect the scope of services provided by EE Management, Energy East seeks a further extension of the Transition Period to allow the Applicants to evaluate and complete its implementation plan. Therefore, Energy East hereby requests that the Commission promptly issue a supplemental order extending the Transition Period from November 30, 2002, to February 28, 2003.

          In the Service Company Order, applicants also received a Temporary Exemption from the at-cost requirements of Section 13 of the Act, through December 31, 2001, in connection with certain agreements of The Union Water-Power Company ("UWP") and CIS Service Bureau, LLC ("CIS"). The Service Company Order provided that the UWP and CIS agreements subject to the Temporary Exemption would either be terminated prior to December 31, 2001, or, alternatively the terms would be modified to comply with the at-cost pricing standard of Section 13 of the Act and Rules 90 and 91 under the Act. In accordance with the Service Company Order, prior to December 31, 2001, the UWP agreements were modified to comply with the at-cost standard of Section 13 of the Act and Rules 90 and 91 under the Act and the CIS agreements were terminated.

SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 16, 2002	Energy East Corporation By: /s/Robert E. Rude Robert E. Rude Vice President and Controller